EXHIBIT 99.1

PyroGenesis to Present in Two Upcoming Investor Conferences in May: The Q2 Investor Summit and The Planet MicroCap Showcase.

MONTREAL, Quebec, April 21, 2022 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG), today announced that management will be participating in two upcoming conferences in May.

Q2 Investor Summit

Mr. P. Peter Pascali, CEO and Chair of PyroGenesis will deliver a presentation and host investor 1x1 meetings during the Q2 Investor Summit being held on May 3-4th, 2022 at The Westin Grand Central in New York City.

Mr. Pascali will present on Wednesday, May 4th at 11:00 AM ET and will be accessible via a live webcast https://us06web.zoom.us/webinar/register/WN_6TBsPXLxSJ-27NLC7GaiOQ.

Interested parties may also access the link to the live audio webcast on the Investor Relations section of the Company’s website. The webcast replay will be available after the conclusion of the live presentation.

For more information about the conference, or to schedule a one-on-one meeting with PyroGenesis’ management, please contact info@investorsummitgroup.com or Crescendo Communications at pyr@crescendo-ir.com.

To request complimentary investor registration: please visit Investor Summit’s website at www.investorsummitgroup.com.

Planet MicroCap Showcase

Mr. Steve McCormick, VP of Corporate Affairs of PyroGenesis will deliver a presentation and host investor 1x1 meetings during The Planet MicroCap Showcase being held from May 3rd-5th at the Bally’s Hotel & Casino in Las Vegas, NV.

Mr. McCormick will present on Wednesday, May 4th at 8:30 AM PT/11:30 am ET and will be accessible via a live webcast https://www.webcaster4.com/Webcast/Page/2862/45113. Interested parties may also access the link to the live audio webcast on the Investor Relations section of the Company’s website. The webcast replay will be available after the conclusion of the live presentation.

If you would like to book 1x1 investor meetings with PyroGenesis, and to attend the Planet MicroCap Showcase 2022, please make sure you are registered here: https://planetmicrocapshowcase.com/signup. 1x1 meetings will be scheduled and conducted in person at the conference venue.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG), and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/

Investor Summit Contact:

Laura Josephik at laura@investorsummitgroup.com